(d)(19)(v)

March 1, 2014

ING Mutual Funds 7337 East Doubletree Ranch Road Suite 100 Scottsdale, AZ 85258-2034

Re:	Expense Limitations

Ladies and Gentlemen:

For the Class A, B, C, I, R, and W shares of ING Emerging Markets Equity Fund, a series of ING Mutual Funds, ING Investments, LLC shall waive or lower its investment management fee in accordance with the Expense Limitation Agreement between ING Investments, LLC and ING Mutual Funds, dated May 13, 2013, as if the Maximum Operating Expense Limits specified in Amended Schedule A of the Expense Limitation Agreement were as follows:

Name of Fund	Maximum Operating Expense Limit (as a percentage of average net assets)

	Classes

	A	B	C	I	R	W

ING Emerging Markets Equity Fund	1.60%	2.35%	2.35%	1.25%	1.85%	1.35%

We are willing to be bound by this letter agreement to lower our fee for the period from March 1, 2014 through March 1, 2015. The method of computation to determine the amount of the fee waiver and the definitions as set forth in the Expense Limitation Agreement shall apply. Any fees waived pursuant to this letter agreement shall be eligible for recoupment. This letter agreement shall terminate upon termination of the Expense Limitation Agreement.

Notwithstanding the foregoing, termination or modification of this letter requires approval by the Board of Trustees of ING Mutual Funds.

Sincerely,

/s/ Todd Modic

Todd Modic

Senior Vice President

7337 East Doubletree Ranch Road Suite 100 Scottsdale, AZ 85258-2034	Tel: 480.477.3000 Fax: 480.477.2700 www.ingfunds.com	ING Investments, LLC